Report on Annual Meeting of Shareholders

	The Annual Meeting of Shareholders of Virtus Global Multi-Sector Income Fund was held on June 6, 2017. The meeting was held for purposes of electing two (2) nominees to the Board of Trustees.

   The results were as follows:

Election of Trustees
                     Votes For     Votes Withheld
William R. Moyer     9,938,181     321,668
James M. Oates       9,938,486     321,363

      Based on the foregoing, William R. Moyer and James M. Oates were re-elected to the Board of Trustees. The Fund's other Trustees who continue in office are George R. Aylward, Philip R. McLoughlin, James B. Rogers, Jr., R. Keith Walton, and Brian T. Zino.